

Mail Stop 3010

January 28, 2010

Petie Parnell Macguire
Good Earth Land Sales Company
7217 First Avenue S.
St. Petersburg, Florida 33707

> **Re: Good Earth Land Sales Company**
> **Post-effective amendment No. 1 to Form SB-2 on Form S-1**
> **Filed January 14, 2010**
> **File No. 333-139220**

Dear Ms. Macguire:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 1 to Form SB-2 on Form S-1

General

1. We note that your original registration statement was declared effective on August 9, 2007 and included your audited financial statements for the year ended December 31, 2006. In that registration statement, you undertook to file post effective amendments in order to update your prospectus pursuant to Section 10(a)(3) of the Securities Act of 1933. It appears that your first Section 10(a)(3) update was required by May 9, 2008. Please provide us with a legal analysis of your compliance with Sections 5 and 10(a)(3) of the Securities Act of 1933.

Form 10-K for the fiscal year ended December 31, 2008

Disclosure Controls and Procedures, page 13

2.   Please amend to disclose the conclusions of your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness your disclosure controls and procedures. Please refer to Item 307 of Regulation S-K. Please note that you are required to include the certifications required by Rules 13a-14(a) and 15d-14(a) with your amendment. You may omit portions of the certifications in accordance with our Exchange Act Rules Compliance & Disclosure Interpretation Question 161.01.

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all

Petie Parnell Macguire
Good Earth Land Sales Company
January 28, 2010
Page 3

information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

      Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with
any questions.

                                                 Sincerely,

                                                 Sonia Barros
                                                 Special Counsel

cc: Justeene Blankenship PLLC